CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP

May 9, 2018

BY EDGAR
Ms. Shannon Sobotka
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Ladder Capital Corp
Form 10-K for the fiscal year ended December 31, 2017
Filed February 28, 2018
File No. 001-36299

Dear Ms. Sobotka:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 25, 2018 (the “Comment Letter”) in relation to the above-referenced filing (the “Form 10-K”).
For the convenience of the Staff, the Company has restated the Staff’s comments in this letter. All references to page numbers correspond to the page numbers in the Form 10-K.
Note 4. Mortgage Loan Receivables, page 141
1.
We note your response to comment 2. Please provide us with additional details regarding your estimate of the collateral property’s fair value less costs to sell. Your response should include, but not be limited to, the valuation methodology and significant inputs used and whether the valuation was derived internally or obtained from a third party. We may have further comment.

Response: The Company evaluates each of its loans for potential losses at least quarterly. The two loans originated as part of a single transaction are directly and indirectly secured by the same property and are considered collateral dependent because repayment is expected to be provided solely by the underlying collateral. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property, as well as the financial and operating capability of the borrower. Specifically, a property’s operating

CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP
U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
May 9, 2018

results and any cash reserves are analyzed and used to assess (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan at maturity, and/or (iii) the property’s liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic sub-market in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management personnel, who utilize various data sources, including (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers’ business plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and other market data.
In assessing these collateral dependent loans for collectability, the most significant consideration is the fair value of the underlying real estate collateral, which, in the case of these loans, includes an in-place long-dated retail lease. The value of such properties are most significantly affected by the contractual lease payments and the appropriate market discount rates, which are driven by the general interest environment and the retail tenant’s credit worthiness. Through December 31, 2017, the Company believed no loss provision was necessary as the estimated fair value of the property less the cost to sell the same exceeded the combined carrying value of the loans after taking into consideration the status of the on-going bankruptcy proceedings, interest rates and credit spreads for retail lease properties. During the three months ended March 31, 2018, after considering the status of the on-going bankruptcy proceedings, rising interest rates and credit spreads for retail lease properties, the Company recorded a provision for loss on these loans of $2.7 million. The Company continues to pursue all of its legal remedies on these loans.
In its Form 10-Q for the three months ended March 31, 2018, the Company provided additional disclosure relating to these loans, the related loan loss provision taken in the quarter and the underlying significant inputs.
An appraisal was prepared by a third party during the Company's underwriting process for the origination of the loans. Since the appraisal, internal valuations have been performed on at least a quarterly basis by the Company's underwriting department in conjunction with input from its asset management department using internal and external inputs previously discussed above. These internal valuations use similar methodologies to the previous external valuation.
The Company is including further details of the loans/collateral background and valuation analysis performed as Exhibits A and B, respectively, to this letter.

CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP
U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
May 9, 2018

Exhibit B, which contains confidential information, has been omitted from the version of this letter filed on EDGAR. A copy of this letter with Exhibit B included is being hand-delivered to the Staff, along with a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.
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Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours,

/s/ MARC FOX

Marc Fox
Chief Financial Officer
Ladder Capital Corp

CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP

EXHIBIT A
(see attached)

Exhibit A
CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP

Loans / Collateral Background Information
Q1 2018
Background
In July 20, 2015, Ladder Capital made two loans to related borrowers as follows:

•	Senior loan (“1st Mortgage”) Loan
o	Original principal: $21.0 million
o	Original Loan term: 1 year, 8/6/16
o	Regular interest rate: 5.28% per annum
o	Default interest rate: 15.0% per annum
o	LTV of senior loan at origination: 56.8%
•	Debtor-in-possession (“DIP Financing”) – provided by tenant’s affiliate
o	Original principal: Up to $6.3 million
o	Original Loan term: 9 year
o	Regular interest rate: 5% per annum for first 5 years, 7% thereafter
•	Subordinate loan – (“Mezz Loan”) Loan to an entity whose sole asset is 100% of the membership interest in the real property owner.
o	Original principal: $5.85 million
o	Original Loan term: 1 year 8/6/16 (co-terminus with 1st Mortgage)
o	Regular interest rate: 9.62% current pay with 5.38% accrual (15% total) per annum
o	Default interest rate: 20% per annum
o	LTV of senior loan/Mezz at origination: 71.9%
Description/history of Collateral:
At the time the loans were originated, the existing tenant’s parent company was in Chapter 11 bankruptcy. Given the prime location of the property, the lease was at below market rates and it was originally expected that the lease would be affirmed in the parent company’s bankruptcy. Subsequently, the lease was not affirmed and the tenant vacated the property in March 2016.
Since the primary source of debt service was the cash flow from the then vacant collateral, the Borrowers defaulted on the loans which led to the Company’s affiliates accelerating the loans in March 2016, followed by the borrowers filing for Bankruptcy protection in August 2016. The Borrowers ultimately found a new tenant and signed a 10 year lease approved by the bankruptcy court in September 2017 with rent commencing August 2017. The bankruptcy court approved Debtor-in-Possession financing by the tenant’s affiliate to provide for capital improvements, leasing commissions and operating shortfalls during renovations prior to lease commencement.
1

Exhibit A
CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP
In April 2018, the bankruptcy court ordered the mortgage borrower to pay the Company $92,400 per month as adequate protection payments (which payments commenced in April 2018).

2

CONFIDENTIAL TREATMENT REQUESTED BY LADDER CAPITAL CORP
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